Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is entered into and effective as of March _1_8_, 2026 (the “Execution Date”), by and between Ault & Company, Inc., a Delaware corporation (the “Company”) and YY Group Holding Limited, a British Virgin Islands company (including its designees, successors and assigns, the “Purchaser”).

RECITALS

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue to Purchaser, and Purchaser shall purchase from the Company, from time to time as provided herein, up to 250,000 shares of Series C Redeemable Preferred Stock (the “Preferred Shares”) at a purchase price equal to $1,000 per Preferred Share, with each such Preferred Share having a stated value of $1,000 ($250,000,000 in the aggregate).

WHEREAS, the offer, sale and issuance of the Preferred Shares provided for herein are being made without registration under the Securities Act, in reliance upon the provisions of Section 4(a)(2) of the Securities Act and such other exemptions from the registration requirements of the Securities Act as may be available with respect to any or all of the purchases of Preferred Shares to be made hereunder.

NOW, THEREFORE, in consideration of the premises, the mutual provisions of this Agreement, and other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, Company and Purchaser agree as follows:

ARTICLE I

DEFINITIONS

In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings indicated in this Article

I:

“Action” shall have the meaning ascribed to such term in Section 3.1(j).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act. With respect to Purchaser, without limitation, any Person owning, owned by, or under common ownership with Purchaser, and any investment fund or managed account that is managed on a discretionary basis by the same investment manager as Purchaser will be deemed to be an Affiliate.

“Agreement” means this Securities Purchase Agreement including the exhibits and schedules hereto. “Board of Directors” means the board of directors of the Company.

“Business Day” means any day of the year (other than any Saturday or Sunday) on which the Federal Reserve Bank of New York, New York is open for business in New York, New York.

“Certificate” means the Certificate of Designations of Rights and Preferences of the Preferred Shares in the form attached hereto as Exhibit A.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the class A common stock, par value $0.001 per share, of the Company, and any other shares of stock issued or issuable with respect thereto (whether by way of a stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation, other corporate reorganization or other similar event with respect to the Common Stock).

“Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

“Contracts” means any and all contracts, agreements, commitment, franchises, understandings, arrangements, leases, licenses, registrations, authorizations, easements, servitudes, rights of way, mortgages, bonds, notes, guaranties, Encumbrances, evidence of indebtedness, approvals or other instruments or undertakings to which such person is a party or to which or by which such person or the property of such person is subject or bound, whether written or oral and whether or not entered into in the ordinary and usual course of the Person’s business, excluding any Permits, provided that each such Contract shall provide for the payment of no less than $100,000.

“Disclosure Schedules” means the disclosure schedules of the Company delivered concurrently herewith, attached hereto, and incorporated herein by reference. The Disclosure Schedules shall contain no material non-public information.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 2.2(f).

“Encumbrances” means any security or other property interest or right, claim, lien, pledge, option, charge, security interest, contingent or conditional sale, or other title claim or retention agreement, interest or other right or claim of third parties, whether perfected or not perfected, voluntarily incurred or arising by operation of law, and including any agreement (other than this Agreement) to grant or submit to any of the foregoing in the future.

“Exchange Act” means the Securities Exchange Act of 1934, as amended. “FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis during the periods involved.

“Governmental Authority” means any nation or country (including but not limited to the United States) and any commonwealth, territory or possession thereof and any government or governmental or regulatory, legislative, executive authority thereof, or commission, department or political subdivision thereof, whether federal, state, regional, municipal, local or foreign, or any department, board, bureau, agency, instrumentality or authority thereof, or any court or arbitrator (public or private), including, but not limited to, the SEC.

“Initial Shares” means the Preferred Shares to be issued at the Initial Tranche Closing.

“Initial Tranche” shall have the meaning set forth in Section 2.2(a).

“Initial Tranche Closing” means the Closing with respect to the Initial Tranche.

“Initial Tranche Closing Date” means the date of the Initial Tranche Closing.

“Initial Tranche Purchase Price” means One Thousand Dollars ($1,000), payable by the Purchaser in cash.

“Knowledge” means, with respect to any Person, (x) such Person is actually aware of such fact or matter or (y) such Person should reasonably have been expected to discover or otherwise become aware of such fact or matter after reasonable investigation, and for purposes hereof it shall be assumed that such Person has conducted a reasonable investigation of the accuracy of the representations and warranties set forth herein.

“Legal Requirement” means any federal, state, local, municipal, foreign, multi-national or other law, common law, statute, constitutions, ordinances, rules, regulations, codes, Orders, or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered, or applied by any Governmental Authority.

“Liens” means any security or other property interest or right, claim, lien, pledge, option, charge, security interest, contingent or conditional sale, or other title claim or retention agreement, interest or other right or claim of third parties, whether perfected or not perfected, voluntarily incurred or arising by operation of law, and including any agreement (other than this Agreement) to grant or submit to any of the foregoing in the future.

“Material Adverse Effect” means any material adverse effect on (i) the legality, validity or enforceability of any Transaction Document, (ii) the results of operations, assets, business, prospects or financial condition of the Company and the Subsidiaries, taken as a whole, or (iii) the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document.

“Material Agreement” means any material loan agreement, financing agreement, equity investment agreement or securities instrument to which Company is a party and any agreement or instrument to which Company and Purchaser or any Affiliate of the Purchaser is a party.

“Maximum Investment” means Two Hundred and Fifty Million Dollars ($250,000,000).

“Money Laundering Laws” shall have the meaning ascribed to such term in Section 3.1(o).

“OFAC” shall have the meaning ascribed to such term in Section 3.1(n).

“Order” means any order, writ, assessment, decision, injunction, decree, ruling, or judgment of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent.

“Officer’s Certificate” has the meaning set forth in the Section 2.2(b)(i) hereof.

“Per Share Purchase Price” shall mean One Thousand Dollars ($1,000).

“Permits” means any and all permits, rights, approvals, licenses, authorizations, legal status, orders or Contracts under any Legal Requirement or otherwise granted by any Governmental Authority.

“Permitted Liens” means the individual and collective reference to the following: (a) Liens for Taxes, assessments and other governmental charges or levies not yet due or Liens for Taxes, assessments and other governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves (in the good faith judgment of the management of the Company) have been established in accordance with GAAP; (b) Liens imposed by law which were incurred in the ordinary course of the Company’s business, such as carriers’, warehousemen’s and mechanics’ Liens, statutory landlords’ Liens, and other similar Liens arising in the ordinary course of the Company’s business, and which (x) do not individually or in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of the Company and its consolidated Subsidiaries or (y) are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing for the foreseeable future the forfeiture or sale of the property or asset subject to such Lien; (c) pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations; and (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature that are not past due, in each case in the ordinary course of business, but excluding any contract for the payment of money.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Preferred Shares” means the shares of Series C Redeemable Preferred Stock being issued and sold to the Purchaser by the Company hereunder.

“Properties” means any and all properties and assets (real, personal or mixed, tangible or intangible) owned or used by the Company.

“Purchaser Capital Raise” shall mean any bona fide equity and/or debt financing transactions with third-party investors or lenders, whether through an At-the-Market Offering of its ordinary shares or otherwise, consummated by the Purchaser or any of its Affiliates from the Execution Date through the Termination Date.

“Required Approvals” means any approvals that may be required hereunder. “SEC” means the United States Securities and Exchange Commission. “Securities Act” means the Securities Act of 1933, as amended.

“Series C Preferred Stock” means shares of Series C Redeemable Preferred Stock, $0.001 par value per share, issuable pursuant to the Certificate.

“Series C Share Price” means $1,000.

“Subscription Amount” means, as to the Purchaser, the aggregate amount to be paid for the Preferred Shares purchased hereunder as specified below the Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds, consisting of the aggregate amount of all Tranche Purchase Prices.

“Subsequent Shares” means the Preferred Shares to be issued at each Subsequent Tranche Closing.

“Subsequent Tranche” shall have the meaning set forth in Section 2.2(a).

“Subsequent Tranche Closing” means each Tranche Closing other than the Initial Tranche Closing.

“Subsequent Tranche Installment Date” means each date on which an installment of a particular Subsequent Tranche Purchase Price becomes due and payable hereunder.

“Subsequent Tranche Purchase Price” means the dollar amount specified in a Drawdown Notice, provided, however, that the aggregate of all Subsequent Tranche Purchase Prices shall not, when aggregated with the Initial Tranche Purchase Price, exceed the Maximum Investment.

“Subsidiary” means any Person the Company owns or controls, or in which the Company, directly or indirectly, owns a majority of the capital stock or similar interest that would be disclosable pursuant to Regulation S-K, Item 601(b)(21).

“Tax” means any and all taxes, charges, fees, levies or other assessments, including, without limitation, local and/or foreign income, net worth, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, share capital, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, service, service use, transfer, registration, recording, ad-valorem, value-added, alternative or add- on minimum, estimated, or other taxes, assessments or charges of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” means any federal, state, local and foreign tax return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.

“Termination Date” shall mean the date of the final Subsequent Tranche Closing Date, which shall be no later than the date that shall be two years from the Initial Tranche Closing Date.

“Tranche” has the meaning set forth in Section 2.1.

“Tranche Closing” has the meaning set forth in Section 2.2(a).

“Tranche Payment Dates” shall mean any date on which a Tranche Payment Price is paid by the Purchaser to the Company.

“Tranche Purchase Prices” means, collectively, the Initial Tranche Purchase Price and the Subsequent Tranche Purchase Price.

“Transaction Documents” means this Agreement, the Certificate and the other agreements and documents referenced herein, and the exhibits and schedules hereto and thereto.

ARTICLE II

PURCHASE AND SALE

2.1 Agreement to Purchase. Subject to the terms and conditions herein and the satisfaction of the conditions to closing set forth in this Article II, the Company hereby agrees to issue to the Purchaser and the Purchaser hereby agrees to purchase from the Company, a number of Preferred Shares (the “Initial Shares”) in the Initial Tranche and up to an aggregate number of Preferred Shares (the “Subsequent Shares”) in Subsequent Tranches (each, a “Tranche”), subject to the Maximum Investment, if any, in accordance with Section 2.2 below and, in consideration for the Preferred Shares, the Purchaser agrees to furnish to the Company at each Closing the applicable Tranche Purchase Price, provided that, in the aggregate, the Purchaser shall not pay more than the Maximum Investment. The number of Preferred Shares to be purchased in the Initial Tranche and each Subsequent Tranche shall be specified in the Drawdown Notices to be delivered by the Company to the Purchaser in accordance with the terms and conditions of this Agreement.

2.2 Closing; Conditions to Closing; Mechanics of Closing.

(a) Closing. The purchase of Preferred Shares hereunder shall occur in any number of tranche closings as specified by the Company in a particular Drawdown Notice, representing the Initial Tranche Closing and any Subsequent Tranche Closings (each, a “Tranche Closing”) which shall occur when, with respect to (i) the Initial Tranche Closing, the conditions set forth in Section 2.2(b) and Section 2.2(c) have been satisfied or waived (the “Initial Tranche”) and (ii) the Subsequent Tranche Closings, the conditions set forth in Section 2.2(b) and Section 2.2(d) have been satisfied or waived (the “Subsequent Tranche”). The date on which a Tranche Closing occurs is referred to herein as a “Tranche Closing Date.”

(b) Purchaser Conditions to Closing. The obligations of the Purchaser hereunder in connection with each Tranche Closing, and, with the exception of 2.2 (ii) and (iii) below, with respect to each Subsequent Tranche Closing, are subject to the following conditions being satisfied or waived:

(i) each and every representation and warranty of the Company shall be true and correct as of the date when made and as of the applicable Tranche Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the applicable Tranche Closing Date, including, without limitation the issuance of all Preferred Shares prior to the date of such Tranche Closing as required by this Section 2.2 and the Transaction Documents and the Company has a sufficient number of duly authorized and designated Preferred Shares reserved for issuance as may be required to fulfill its obligations pursuant to the Transaction Documents and Purchaser shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the applicable Tranche Closing Date, to the foregoing effect (the “Officer’s Certificate”);

(ii) the Company shall have delivered to Purchaser a certificate evidencing the formation and good standing of the Company in its jurisdiction of formation issued by the Secretary of State of such jurisdiction of formation as of a date within ten (10) days of the applicable Tranche Closing Date;

(iii) neither the Company nor any Significant Subsidiary, as such term is defined in Rule 1-02(w) of Regulation S-X for purposes of this definition, shall have suffered a Material Adverse Effect;

(iv) the Company shall not be exposed to any additional regulatory enforcement action;

(v) Purchaser shall have had the opportunity to conduct confirmatory due diligence with the management of the Company, which due diligence shall not exceed beyond three (3) Business Days from the Execution Date; and

(vi) Purchaser shall not be required to fund more than twenty-five percent (25%) of any Purchaser Capital Raises it has consummated at the time of the Company’s delivery of any Drawdown Notice.

(c) Purchaser Conditions to the Initial Tranche Closing. The obligations of the Purchaser hereunder in connection with the Initial Tranche Closing are subject to the conditions set forth in Section 2.2(b) (other than 2.2(b)(ii) and (iii)) and Section 2.2(e) being satisfied or waived and to the following conditions being satisfied or waived:

(i) the Company shall have filed the Certificate with the Secretary of State of the State of Delaware, and such Certificate shall be in full force and effect;

(ii) there shall have been no breach of any obligations, covenants and agreements under the Transaction Documents and no existing event which, with the passage of time or the giving of notice, would constitute a breach under the Transaction Documents; and

(iii) the Company shall have delivered the Company Initial Closing Documents to the Purchaser.

(d) Purchaser Conditions to the Subsequent Tranche Closings. The obligations of the Purchaser hereunder in connection with the Subsequent Tranche Closing are subject to the conditions set forth in Section 2.2(b) and Section 2.2(e) being satisfied or waived and to the following conditions being satisfied or waived:

(i) the Company shall have delivered the Company Subsequent Closing Documents to the Purchaser.

(e) Company Conditions to Closing. The obligations of the Company hereunder in connection with each Closing are subject to the following conditions being satisfied or waived:

(i) the accuracy in all material respects as of each Tranche Closing Date of the representations and warranties of the Purchaser contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Purchaser required by this Agreement to be performed at or prior to each Tranche Closing Date shall have been performed; and

(iii) the delivery by the Purchaser of the Purchaser Closing Documents.

(f) Delivery of Drawdown Notice. The Company shall, in accordance with the dates provided for in this Section 2.2, deliver an irrevocable written notice (each, a “Drawdown Notice”), in the form attached hereto as Exhibit B-1 with respect to the Initial Tranche Closing and Exhibit B-2 with respect to each Subsequent Tranche Closing, to the Purchaser, stating that the Company has fulfilled its obligations necessary for the applicable Tranche Closing to occur, and indicate the Tranche Closing Date, together with the number of Preferred Shares which the Purchaser shall purchase from the Company and, in the case of a Subsequent Tranche Closing, the aggregate purchase price for such Preferred Shares which shall be equal to the number of Preferred Shares being purchased multiplied by the Per Share Purchase Price (in each case, the “Tranche Purchase Price”). The number of Preferred Shares to be purchased on each Subsequent Tranche Closing Date shall be provided by the Company to the Purchaser in each Drawdown Notice. A Drawdown Notice delivered by the Company to the Purchaser by 2:30 p.m. Eastern time on any Business Day shall be deemed delivered on the same day. A Drawdown Notice delivered by the Company to the Purchaser after 2:30 p.m. Eastern time on any Business Day, or at any time on a non-Business Day, shall be deemed delivered on the next Business Day. The date that the Drawdown Notice is deemed delivered is the “Drawdown Notice Date.” Each Drawdown Notice shall be delivered via facsimile or electronic mail.

(g) Additional Mechanics of Drawdowns. In addition to the provisions of Section 2.2(f) immediately above, the following shall also apply to Drawdown Notices:

(i) The Company may issue one or more Drawdown Notices in its sole discretion, but shall have no obligation to issue any such Drawdown Notices;

(ii) The Company may deliver a Drawdown Notice stating, among other matters, the dollar amount to be drawn and the date of funding, which date shall typically be three (3) business days after the Drawdown Notice is sent;

(iii) The Company may reduce the amount to be drawn, or cancel the Drawdown Notice in its entirety prior to funding without penalty; and

(iv) Purchaser’s obligation to accept Drawdown Notices and fund the requested dollar amount expires on the earlier of (i) 24 months after Initial Tranche Closing or (ii) the Company’ election to terminate the Agreement.

(h) Documents to be Delivered at the Initial Tranche Closing by the Company. The Initial Tranche Closing shall be conditioned upon the delivery by the Company to Purchaser of each of the following (the “Company Initial Closing Documents”) on or before the applicable Tranche Closing Date:

(i) this Agreement duly executed by the Company;

(ii) evidence of the Initial Shares purchased in the Initial Tranche Closing as recorded in the Company’s shareholder register shall have been delivered to the Purchaser;

(iii) the Officer’s Certificate, executed by an officer of the Company;

(iv) a Certificate of Good Standing of the Company from the Secretary of State of the State of Delaware;

and

(v) all documents, instruments and other writings required to be delivered by the Company to Purchaser on or before the applicable Initial Tranche Closing Date pursuant to any provision of this Agreement or in order to implement and effect the transactions contemplated herein.

(i) Documents to be Delivered at each Subsequent Tranche Closing by the Company. Each Subsequent Tranche Closing shall be conditioned upon the delivery by the Company to Purchaser of each of the following (the “Company Subsequent Closing Documents”) on or before the applicable Tranche Closing Date:

(i) the Officer’s Certificate, executed by an officer of the Company;

(ii) a Certificate of Good Standing of the Company from the Secretary of State of the State of Delaware; notwithstanding the foregoing, once the Company has delivered to the Purchaser evidence that the Certificate of Good Standing for a particular fiscal year is valid, this Section 2.2(i)(ii) shall no longer apply;

(iii) evidence of the Initial Shares purchased in the Subsequent Tranche Closing as recorded in the Company’s shareholder register shall have been delivered to the Purchaser; and

(iv) all documents, instruments and other writings required to be delivered by the Company to Purchaser on or before the applicable Subsequent Tranche Closing Date pursuant to any provision of this Agreement or in order to implement and effect the transactions contemplated herein.

(j) Documents to be Delivered at the Initial Tranche Closing Date by the Purchaser. The Initial Tranche Closing Date shall be conditioned upon the delivery, unless otherwise provided below, by Purchaser to the Company of each of the following (the “Purchaser Closing Documents”) on or before the Initial Tranche Closing Date:

(i) this Agreement, duly executed by the Purchaser.

(k) Mechanics of Closing. Subject to such conditions set forth in this Agreement, each Tranche Closing shall occur by 5:00 p.m. Eastern time, on the date which is three (3) Business Days following (and not counting) the Drawdown Notice Date (each, a “Tranche Closing Date”) at the offices of the Company. On or before any Tranche Closing Date, the Purchaser shall deliver to the Company the applicable Subscription Amount, with any cash portion to be delivered in cash or immediately available funds as consideration for the purchase of the Preferred Shares pursuant to wire instructions delivered to the Purchaser by the Company, and the applicable Purchaser Closing Documents. The Company shall deliver to the Purchaser all Company Closing Documents on or before any Tranche Closing Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth under the corresponding section of the Disclosure Schedules, which shall be deemed a part hereof and which shall not contain any material non-public information, the Company hereby represents and warrants to, and as applicable covenants with, the Purchaser as of the date hereof and as of each Tranche Closing:

(a) Organization and Qualification. The Company and each of the direct and indirect subsidiaries of the Company listed on Schedule 3.1(a) (the “Subsidiaries”) is an entity duly organized, validly existing and in good standing under the laws of its state of incorporation or formation. The Company and each of its Subsidiaries is duly qualified to do business, and is in good standing in the states required due to (i) the ownership or lease of real or personal property for use in the operation of the Company’s business or (ii) the nature of the business conducted by the Company, except where the failure to so qualify would not, individually or in the aggregate, have a Material Adverse Effect. The Company and each of its Subsidiaries has all requisite power, right and authority to own, operate and lease its properties and assets, to carry on its business as now conducted, to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party, and to carry out the transactions contemplated hereby and thereby, subject to the Required Approvals. All actions on the part of the Company and its officers and directors necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Documents, the consummation of the transactions contemplated hereby and thereby, and the performance of all of the Company’s obligations under this Agreement and the other Transaction Documents have been taken or will be taken prior to the Closing. This Agreement has been, and the other Transaction Documents to which the Company is a party on the Closing will be, duly executed and delivered by the Company, and this Agreement is, and each of the other Transaction Documents to which it is a party on the Closing will be, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency, moratorium and similar laws of general application relating to or affecting the enforcement of rights of creditors, and except as enforceability of the obligations hereunder are subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law). The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens except Permitted Liens, and subject to the Required Approvals, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non- assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b) Authority. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement and each of the other Transaction Documents and to issue the Preferred Shares in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Preferred Shares, have been duly authorized by the Board of Directors and no further filing (other than a Form D with the SEC and any other filings as may be required by any state securities agencies, consent, or authorization) is required by the Company, the Board of Directors or the Company’s stockholders. This Agreement and the other Transaction Documents have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities laws.

(c) Ranking of the Preferred Shares. Upon the filing of the Certificate with the Secretary of State of Delaware, with respect to payment of dividends and distribution of assets upon liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, all Preferred Shares will rank senior to all of the Company’s Common Stock and series of preferred stock, except for the Series B Convertible Preferred Stock, which shall rank senior to the Preferred Shares.

(d) Consents. Neither the Company nor any of its Subsidiaries is required to obtain any consent from, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its respective obligations under or contemplated by the Transaction Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company or any of its subsidiaries is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the applicable Tranche Closing Date, and neither the Company nor any of its Subsidiaries is aware of any facts or circumstances which might prevent the Company or any of its subsidiaries from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents.

(e) Conflicts; Non-Contravention; No Violations. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not (A) result in a violation of the Certificate of Incorporation (as defined above) or other organizational documents of the Company or any of its Subsidiaries, any share capital of the Company or any of its subsidiaries or Bylaws (as defined above) of the Company or any of its Subsidiaries, (B) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or (C) result in a violation of any law, rule, regulation, order, judgment or decree, including foreign, federal and state securities laws and regulations applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected except, in the case of clause (B) or (C) above, to the extent such violations that could not reasonably be expected to have a Material Adverse Effect.

(f) Valid Issuance of Preferred Shares. The issuance of the Preferred Shares has been duly authorized and, upon issuance in accordance with the terms of this Agreement, the Certification will be validly issued, fully paid and non-assessable and free and clear of all liens, Encumbrances and rights of refusal of any kind.

(g) Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by the Company or any of its subsidiaries to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(h) Status of the Purchaser. The Company acknowledges and agrees that with respect to this Agreement and the transactions contemplated hereby, (i) the Purchaser is acting solely in an arm’s length capacity, (ii) the Purchaser does not make and has not made any representations or warranties, other than those specifically set forth in this Agreement, (iii) except as set forth in this Agreement, the Company’s obligations hereunder are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of any claim the Company may have against the Purchaser, (iv) the Purchaser has not and is not acting as a legal, financial, accounting or tax advisor to the Company, or agent or fiduciary of the Company, or in any similar capacity, and (v) any statement made by the Purchaser or any of the Purchaser’s representatives, agents or attorneys is not advice or a recommendation to the Company.

(i) Blue Sky Matters. The Company shall take such action as it shall reasonably determine is necessary in order to qualify the Preferred Shares issuable to the Purchaser hereunder under applicable securities or “blue sky” laws of the states of the United States for the issuance to the Purchaser hereunder.

(j) Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the Knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties except as set forth in Schedule 3.1(j), or against or affecting the Company’s current or former officers or directors in their capacity as such, before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Preferred Shares or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect, and neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the Knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company or any current or former director or officer of the Company that is likely to lead to action that can reasonably be expected to result in a Material Adverse Effect. There has not been, and to the Knowledge of the Company, there is not pending or contemplated, any investigation by the SEC involving the Company or any current or former director or officer of the Company.

(k) Intentionally Omitted.

(l) Compliance. The Company is not: (i) in material default under or in material violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a material default by the Company), nor has the Company received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) in material violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to ERISA, taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

(m) Title to Assets. The Company and the Subsidiaries have good and marketable title in fee simple to all real property (if any) owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except as set forth on Schedule 3.1(m) and except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and (ii) Liens for the payment of federal, state or other taxes, for which appropriate reserves have been made in accordance with GAAP and the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries is held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance, or where the failure of a lease to be enforceable would not result in a Material Adverse Effect.

(n) Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company’s Knowledge, any director, officer, agent, employee or affiliate of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

(o) Money Laundering. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company or any Subsidiary, threatened.

(p) Disclosure. All of the disclosure furnished by or on behalf of the Company to the Purchaser regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, when taken together as a whole, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that the Purchaser neither makes nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth herein.

(q) Foreign Corrupt Practices. Neither the Company nor any Subsidiary, nor to the Knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any Subsidiary, has: (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law or (iv) violated in any material respect any provision of FCPA.

(r) Bank Holding Company Act. Neither the Company nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(s) Survival. The foregoing representations and warranties shall not survive the applicable Tranche Closing Date.

(t) No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Section 3.1, neither the Company nor any other Person makes any representation or warranty with respect to the Company or its Affiliates or Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Purchaser or any of its Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Except for the representations and warranties contained in this Section 3.1, the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Purchaser or any of its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Purchaser or by any director, officer, employee, agent, consultant, or representative of the Company or any of its Affiliates). The Company makes no representations or warranties to the Purchaser or any of its Affiliates or representatives regarding the probable success or profitability of the Company.

3.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to, and as applicable covenants with, the Company as of the date hereof and as of each Tranche Closing:

(a) Authority. The Purchaser has all necessary company power and authority to execute and deliver the Transaction Documents, to perform its obligations hereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Transaction Documents by the Purchaser, and the consummation by the Purchaser of the transactions contemplated hereby have been duly and validly authorized by its managing member, and no other company proceedings on the part of the Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement and the Transaction Documents have been duly validly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery by the Company, constitute a legally valid and binding obligation of the Purchaser, each enforceable against the Purchaser in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity, whether considered in a proceeding in equity or at law).

(b) No Conflict. None of the execution, delivery or performance of the Transaction Documents by the Purchaser, the consummation by the Purchaser of the transactions contemplated by this Agreement, or compliance by the Purchaser with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the organizational or governing documents of the Purchaser, or (b) assuming that all consents, approvals, authorizations and permits described in Section 3.1(d) have been obtained and all filings and notifications described in Section 3.1(d) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any law applicable to the Purchaser, except, with respect to clause (b), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences which, individually or in the aggregate, have not had a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

(c) No Litigation. There are no actions, suits, arbitrations, mediations, proceedings or claims pending or, to the knowledge of the Purchaser, threatened against Purchaser that seeks to restrain or enjoin the consummation of the transactions contemplated hereby.

(d) Securities Act Representations.

(i) Restricted Shares. The Purchaser represents that it understands that the Preferred Shares to be sold to it pursuant to this Agreement will not be registered pursuant to the registration requirements of the Securities Act and that the resale of such Preferred Shares is subject to certain restrictions hereunder and under federal and state securities laws. The Purchaser represents that it is acquiring such Preferred Shares for its own account, not as a nominee or agent, and not with a view to the distribution thereof in violation of applicable securities laws. The Purchaser further represents that it has been advised and understands that to the extent such Preferred Shares have not been registered under the Securities Act, such Preferred Shares must be held indefinitely unless (i) the resale of such Preferred Shares has been registered under the Securities Act, (ii) a sale of such Preferred Shares is made in conformity with the holding period, volume and other limitations of Rule 144 promulgated by the SEC under the Securities Act, or (iii) in the opinion of counsel reasonably acceptable to the Company, some other exemption from registration is available with respect to any proposed sale, transfer or other disposition of such Preferred Shares.

(ii) Legend. The Purchaser represents that it has been advised and understands that, subject to applicable securities laws, stop transfer instructions will be given to the Company’s Transfer Agent with respect to the Preferred Shares and that a legend, substantially in the form provided for in Section 3.2(e) hereof, setting forth the restrictions on transfer will be set forth on the certificates for the Preferred Shares or any substitutions therefor.

(iii) Accredited Investor. The Purchaser is an “accredited investor” (as such term is defined in Regulation D under the Securities Act).

(iv) Affiliate Status. As of the date of this Agreement and during the 90 calendar days prior to the date of this Agreement, neither the Purchaser nor any Affiliate thereof is or was an officer, director, or 10% or more stockholder of the Company.

(v) Certain Fees. The Purchaser represents that it has not paid, and shall not pay, any commissions or other remuneration, directly or indirectly, to any third party for the solicitation of any transaction contemplated by this Agreement and no additional consideration from the Purchaser was received or will be received by the Company for the Preferred Shares.

(vi) Absence of Reliance. Purchaser understands and acknowledges that the issuance and transfer to it of the Preferred Shares has not been reviewed by the SEC or any state securities regulatory authority because such transaction is intended to be exempt from the registration requirements of the Securities Act, and applicable state securities laws. Purchaser understands that the Company is relying upon the truth and accuracy of, and Purchaser’s compliance with, the representations, warranties, acknowledgments and understandings of Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of Purchaser to acquire the Preferred Shares.

(vii) Status of Purchaser. Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of Purchaser’s investment in the Company through Purchaser’s acquisition of the Preferred Shares. The Purchaser is able to bear the economic risk of its investment in the Company through Purchaser’s acquisition of the Preferred Shares for an indefinite period of time. The Purchaser can afford a complete loss of such investment and has no need for liquidity in such investment. Purchaser acknowledges that it has prior investment experience and that it recognizes and fully understands the highly speculative nature of Purchaser’s investment in the Company pursuant to its acquisition of the Preferred Shares. The Purchaser acknowledges that it, either alone or together with its professional advisors, has the capacity to protect its own interests in connection with the transactions contemplated hereby.

(viii) No General Solicitation. The Purchaser represents and warrants that it was not induced to invest in the Company (pursuant to the issuance to it of the Preferred Shares) by any form of general solicitation or general advertising, including, but not limited to, the following: (a) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media (including via the Internet) or broadcast over the news or radio or (b) any seminar or meeting whose attendees were invited by any general solicitation or advertising.

(ix) Acknowledgement of Receipt of Information. The Purchaser has had an opportunity to ask questions and receive answers and materials, and to discuss the business of the Company and its subsidiaries and related matters, with certain key officers of the Company and its subsidiaries regarding the transactions contemplated hereby. The Purchaser hereby acknowledges and agrees that other than the Company’s representations and warranties set forth in Section 3.1 hereof, neither the Company nor any of its representatives makes or has made any representation or warranty, express or implied, at law or in equity, with respect to the business of the Company or any subsidiary thereof nor with respect to the Preferred Shares.

(e) The Purchaser understands and agrees that the certificates for the Preferred Shares shall bear substantially the following legend:

“THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT.”

(f) Certificates evidencing Preferred Shares shall not be required to contain the legend set forth in Section 3.2 (e) above or any other legend (i) following any sale of such Preferred Shares pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company), (ii) if such Preferred Shares are eligible to be sold, assigned or transferred under Rule 144 (provided that the Purchaser provides the Company with reasonable assurances that such Preferred Shares are eligible for sale, assignment or transfer under Rule 144 which shall not include an opinion of the Purchaser’s counsel), (iii) in connection with a sale, assignment or other transfer (other than under Rule 144), provided that the Purchaser provides the Company with an opinion of counsel, in a form acceptable to the Company, to the effect that such sale, assignment or transfer of the Preferred Shares may be made without registration under the applicable requirements of the Securities Act.

(g) The Purchaser understands that neither the SEC nor any state securities commission has approved the Preferred Shares. There is no government or other insurance covering any of the Preferred Shares.

(h) The Purchaser has taken no action that would give rise to any claim by any person for brokerage commissions, finders’ fees or the like relating to this Agreement or the transactions contemplated hereby.

(i) The Purchaser and the Purchaser’s attorney, accountant, purchaser representative and/or tax advisor, if any (collectively, the “Advisors”) has such knowledge and experience in legal, financial and business matters as to be capable of evaluating the merits and risks of a prospective investment in the Preferred Shares. The Purchaser has not been organized solely for the purpose of acquiring the Preferred Shares. The Purchaser is not relying on the Company or any of its employees, agents, or advisors with respect to the legal, tax, economic and related considerations of an investment in the Preferred Shares, and the Purchaser has relied on the advice of, or has consulted with, only its own Advisors.

(j) No oral or written representations have been made, or oral or written information furnished, to the Purchaser or its Advisors, if any, in connection with the Transaction Documents that are in any way inconsistent with the information contained herein.

(k) The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the transactions contemplated hereby, and has so evaluated the merits and risks of such investment. The Purchaser has not authorized any person or entity to act as its Purchaser Representative (as that term is defined in Regulation D of the General Rules and Regulations under the Securities Act) in connection with the transactions contemplated hereby. The Purchaser is able to bear the economic risk of an investment in the Preferred Shares and, at the present time, is able to afford a complete loss of such investment.

ARTICLE IV

COVENANTS

4.1 Transfer Restrictions.

(a) The Preferred Shares may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Preferred Shares other than pursuant to Rule 144, to the Company or to an Affiliate of the Purchaser or in connection with a pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Preferred Shares under the Securities Act. As a condition of such transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and the other applicable Transaction Documents and shall have the rights and obligations of the Purchaser under this Agreement.

(b) The Purchaser agrees to the imprinting, so long as is required by this Section 4.1, of a legend on the Preferred Shares in the following form:

“THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT.”

4.2 Stockholders Rights Plan; Investment Company. No claim will be made or enforced by the Company or, to the Knowledge of the Company, any other Person that Purchaser is an “Acquiring Person” under any stockholders rights plan or similar plan or arrangement in effect or hereafter adopted by the Company, or that Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Preferred Shares under the Transaction Documents or under any other agreement between the Company and Purchaser. The Company shall conduct its business in a manner so that it will not become subject to the Investment Company Act of 1940, as amended.

4.3 Conduct of Business. The business of the Company shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

4.4 Form D; Blue Sky Filings. The Company agrees to timely file a Form D with respect to the sale of the Preferred Shares by the Company under this Agreement as required under Regulation D. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Preferred Shares for, sale to the Purchaser at the Closing under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of the Purchaser.

4.5 Purchaser Capital Raise. The Purchaser hereby agrees to immediately inform the Company of any Purchaser Capital Raises that it or its Affiliates has consummated from the Execution Date and continuing through the Termination Date, regardless of whether such Purchaser Capital Raise has or will be reported by the Purchaser on a Form 6-K.

ARTICLE V

TERMINATION

5.1 Termination.

(a) The Purchaser may elect to terminate this Agreement upon the occurrence of any of the following:

(i) if at any time the Company has filed for and/or is subject to any bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors instituted by or against the Company or any Subsidiary of the Company;

(ii) the Company is in breach or default of any Material Agreement, which breach or default could reasonably be expected to have a Material Adverse Effect; or

(iii) the Company is in breach or default of this Agreement, any Transaction Document, or any agreement with any Purchaser or any Affiliate of the Purchaser, which breach or default could reasonably be expected to have a Material Adverse Effect.

(b) The Company may elect to terminate this Agreement at any time, for any reason or for no reason.

(c) This Agreement will automatically terminate if the Initial Closing has not occurred prior to the Termination Date, unless extended by the mutual consent of the parties in writing.

ARTICLE VI

MISCELLANEOUS

6.1 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

6.2 Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) delivered by reputable air courier service with charges prepaid, or (iii) transmitted by email, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by email, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of express courier service, fully prepaid, addressed to such address, or upon actual receipt of such delivery, whichever shall first occur. The addresses for such communications shall be: (i) if to the Company, to: Ault & Company, Inc., 11411 Southern Highlands Pkwy Suite 190, Las Vegas, NV 89141, Attn. Milton C. Ault, III, CEO, email: Todd@aultandcompany.com with a copy by e-mail only (which shall not constitute notice) to: Ault & Company, Inc., 122 East 42nd Street, 50th Floor, Suite 5000, New York, NY 10168, Attn: Henry Nisser, Esq., email: Henry@aultandcompany.com, and (ii) if to the Purchaser, to: the addresses and email address indicated on the signature pages hereto.

6.3 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser, or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

6.4 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

6.5 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser. The Purchaser may assign any or all of its rights under this Agreement to any Person to whom the Purchaser assigns or transfers any Preferred Shares, provided that such transferee agrees in writing to be bound, with respect to the transferred Preferred Shares, by the provisions of the Transaction Documents that apply to the “Purchasers.”

6.6 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth herein.

6.7 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, stockholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

6.8 Survival. The representations and warranties contained herein shall not survive the applicable Tranche Closing Date.

6.9 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

6.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

6.11 Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

6.12 Replacement of Preferred Shares. If any certificate or instrument evidencing any of the Preferred Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon surrender and cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft, destruction, or mutilation, and of the ownership of such Security. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity and bonds) associated with the issuance of such replacement Preferred Shares.

6.13 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchaser and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

6.14 Payment Set Aside. To the extent that the Company makes a payment or payments to the Purchaser pursuant to any Transaction Document or the Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

6.15 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

6.16 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto.

6.17 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

[signature pages follow]

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be duly executed by its authorized signatory as of the date first indicated above.

AULT & COMPANY, INC.

By:	/s/ Milton C. Ault, III
	Name:	Milton C. Ault, III
	Title:	Chief Executive Officer

PURCHASER SIGNATURE PAGE TO HYPERSCALE DATA, INC.

SECURITIES PURCHASE AGREEMENT

IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed by its authorized signatory of the date first indicated above.

Name of Purchaser:	YY Group Holding Limited

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:	Fu Xiaowei

Title of Authorized Signatory:	Chief Executive Officer

Address for Notice to Purchaser:	60 Paya Lebar Road, #09-13 to 17,
Singapore 409051

Maximum Investment:	$250,000,000